

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via E-Mail</u>
Christopher J. Spencer
Chairman and CEO
Wizzard Software Corporation
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re: Wizzard Software Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 24, 2012**
> **File No. 001-33935**

Dear Mr. Spencer:

We have reviewed your amended filing and correspondence and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 18, 2012.

General

1.   You state in response to prior comment 4 that you are relying on Regulation S for the share issuances contemplated by the share exchange on the basis that the shares will be issued to "non-U.S. persons only." Please tell us whether any directed selling efforts, as that term is defined in Rule 902(c), have been or will be made in the U.S. with respect to this offering. Please expand your disclosure on page 21 accordingly to provide further support for your reliance on Regulation S.

Proposal No. 3 – Approval of the Share Exchange Agreement…, page 19

Business Overview, page 22

Government Regulations, page 24

2.   Please expand your business section to discuss the reasons for the VIE structure, clarify how these agreements provide you control over the parties to those agreements and explain how you derive revenue or earnings from these arrangements. In addition, please include a materially complete discussion of any uncertainties with respect to the enforceability of the VIE agreements. In this regard, please tell us and disclose whether you have obtained an opinion of counsel regarding the enforceability of the VIE agreements and, if so, provide us with a copy of the opinion. If you have not obtained an

opinion of counsel, please tell us the basis for your assertion that the VIE agreements are enforceable.

3.   We note your revised disclosure in response to prior comment 4. In many instances your revised disclosure describes various laws and regulations in the PRC that impose certain requirements on companies operating in the PRC without stating whether or not the Universal Entertainment Group or its wholly-owned subsidiaries or VIEs ("UEG companies") are in compliance with the laws or regulations. For instance, without limitation, you state on pages 24 and 25 that a wholly foreign-owned enterprise must be government approved, obtain a business license and meet other requirements and indicate that the wholly-foreign-owned enterprise DGC is subject to those law and regulations. As a further example, in your discussion of foreign ownership restrictions on page 25, you indicate that there are limitations on ownership and corporate structure without stating precisely how the UEG companies are impacted by those limitations and whether their business and corporate structure are in compliance with those limitations. Please review your disclosure in this section and revise to describe the impact of the laws and regulations on the UEG companies and state whether or not the UEG companies are in compliance with those laws or regulations to the extent material to the operation of the business.

Please contact the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Branden T. Burningham
        Burningham & Burningham